Exhibit 21.1
List of Subsidiaries of Registrant

Name	Jurisdiction of Incorporation or Organization
Vertro, Inc.
ValidClick, Inc.
Think Relevant Media, LLC
Southern Muse Media, LLC
Netseer, Inc.
Kowabunga Marketing, Inc.
Bonfire Publishing Group, LLC
Alot, Inc.
Babytobee, LLC
Home Biz Ventures, LLC
Ilead Media LLC
Primaryads, Inc.
Vintacom Floirda, Inc.

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